Exhibit 2

August 7, 2015

To Shareholders:

2-4-4, Ebisu-minami, Shibuya-ku, Tokyo

Megalos Co., Ltd.

Mitsuru Ohashi, President and Representative Director

PUBLIC NOTICE OF SHARE EXCHANGE

Megalos Co., Ltd. (“Megalos”) hereby gives public notice that Megalos resolved at a meeting of its board of directors held on July 30, 2015 to implement a share exchange (the “Share Exchange”) effective as of September 3, 2015, through which Nomura Real Estate Holdings, Inc. (located at 1-26-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo) will become a wholly-owning parent company resulting from share exchange and Megalos will become a wholly-owned subsidiary resulting from share exchange. Pursuant to Article 784, Paragraph 1 of the Companies Act, the Share Exchange will be implemented without approval by resolution of a shareholders’ meeting provided for in Article 783, Paragraph 1 of the Companies Act.

Any shareholder of Megalos who dissents from the Share Exchange and intends to exercise its appraisal rights pursuant to Article 785, Paragraph 1 of the Companies Act should notify Megalos in writing, between twenty (20) days prior to the effective date of the Share Exchange and the day immediately preceding such effective date, of such shareholder’s intention to exercise its appraisal rights and the number of shares with regard to which such shareholder is exercising its appraisal rights.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Upon the making of such notice, please describe the name of the account management institution (such as a securities company) with which you have a book-entry transfer account, your subscriber account code and your telephone number. Further, upon the making of such notice, we request that you order the account management institution with which your shares are deposited to transfer your request for the individual shareholder notice, and to apply for a book-entry transfer of the shares with regard to which you are exercising your appraisal rights, to the account designated by Megalos below.

If you do not complete a book-entry transfer to the account designated by Megalos by September 2, 2015, you may not be eligible to exercise your appraisal rights due to certain procedures required for book-entry transfer of the shares.

The specific period of time required for completion of the book-entry transfer depends on each account management institution, and therefore you should contact your account management institution as soon as practicable if you intend to exercise your appraisal rights. The procedures above are intended to allow Megalos to avoid failing to purchase shares subject to appraisal rights and to ensure that shareholders are able to duly exercise their appraisal rights. We thank you for your understanding.

PARTICULARS

Account under the Name of:	Megalos Co., Ltd.
Subscriber Account Code:	002887149328880000000